Exhibit 99

AGREEMENT ON THE SALE AND PURCHASE OF SHARES

This Agreement has been made on the date set out below between

1.               Målaremästarnas Riksförening (hereinafter referred to as “the Seller”), with the registration number 802002-3886, an interest organization incorporated under the laws of Sweden with its office located in Skeppsbron 40, Box 16 286, 103 25 Stockholm, Sweden.

And

2.               Starberrys Corporation (hereinafter referred to as “the Buyer”), a company incorporated under the laws of Nevada, USA with its head office located in Suite 21, 2236 Folkestone Way, West Vancouver B.C. Canada V7S 2X7.

Background

The Seller owns all the shares in the company Skandinaviska Färginstitutet AB a company incorporated under the laws of Sweden (“the Company”), registered under number 556045-5288.

The Company provides a colour notation system, the Natural Colour System (“NCS”), which is a well know colour language.  It is the only colour system, which describes colour exactly as we see it.  Design professionals and industries use NCS as a tool for precise colour communication, selection and specification.  Subject to granted licences the Company owns all rights to NCS, all shares in the subsidiary Skandinaviska Färgskolar, AB, registered under number 556473-0793 and all shares in the subsidiaries NCS Colour Centre SA/NV in Belgium, NCS Colour Centre GmbH in Germany and one not active company incorporated under the laws of Sweden, Färgsättningstjänsten i Sverige AB, with the registration number 556296-9914. Exhibit 1.

The Company and its subsidiaries as described above and defined in accordance with Chapter 1, Section 2 of the Swedish Companies Act are hereinafter referred to as “the Group Companies” or “the Group”.

1.              Transfer of shares and certain definitions

1.1.      Upon the terms and conditions herein contained, the Seller sells and transfers as per August 31st, 2003 to the Buyer, or to any other party that the buyer assigns, all 15,000 shares, representing all of the outstanding capital stock of the Company and having a par value of SEK 100 each.

1.2.      Consummation of the transactions contemplated herein shall be effected on, August 31st, 2003 (“the Closing Date”).

1.3.      The transfer is, inter alia, based on a balance sheet (“the Balance Sheet”) made on August 31st, 2002. (“the Balance Sheet Date”). Exhibit 2.

2.              Purchase sum and payment

2.1.      The purchase sum shall amount to SEK 35,000,000 exclusive of VAT to be paid in accordance with the following.

2.1.1.                     Ten (10) per cent of the purchase sum, i.e., SEK 3,5000,000 shall be deposited no later than on June 30th, 2003 to an escrow account with Karlerö & Co Advokarbyrå HB, Stockholm, Sweden on the terms and conditions pursuant to the Escrow Agreement format attached hereto as Exhibit 3.

2.1.2.                     Sixty-five (65) per cent of the purchase sum, i.e. SEK 22,750,000 shall be paid in cash to a bank account designated by the Seller on or before the Closing Date.

2.1.3.                     Twenty-five (25) per cent of the purchase sum, i.e. SEK 8,750,000, shall be paid on or before the Closing Date to an escrow account with Karlerö & Co Advokarbyrå HB, Stockholm, Sweden on the terms and conditions pursuant to the Escrow Agreement format attached hereto as Exhibit 3.

2.2.      The amount deposited to the escrow account pursuant to sub-section 2.1.1 above shall be released to the Seller as per the Closing Date.  If the Buyer prior to the Closing Date withdraws from the consummation of this Agreement without good cause due to the material breach by the Seller of its obligations under this Agreement, then the Buyer shall pay SEK 3,500,000 to the Seller as full and final compensation for such withdrawal.  The amount in escrow pursuant to sub-section 2.2.1 above (i.e. SEK 3,500,000) shall unconditionally and irrevocably secure said obligation to compensate the Seller.  If the Buyer would withdraw with good cause due to the material breach by the Seller of its obligations, then the Buyer has no obligation to compensate the Seller for the withdrawal and the amount in escrow shall not be released to the Seller.  Notice of withdrawal shall be made in writing prior to the Closing Date.  The amount paid per sub-section 2.1.3 above, secures claims by the Buyer under the representations and warranties made by the Seller in accordance with this Agreement.  If the Buyer within three (3) months after the Closing Date has not made any such claim (in full or in part), the escrow amount shall be released to the Seller.  The claimed amount shall be released to the Buyer.  Notwithstanding the release of the escrow amount the Buyer is however always entitled to make claims during a twelve (12) months period after the Closing Date pursuant to sub-sections 21.1 and section 23.1 below.

The Buyer is pursuant to sub-section 23.1 regarding taxes and environmental issues entitled to make claims during three (3) years from the Closing Date.

2.3.      It is agreed between the parties that the annual report of the Group for the fiscal year of 2002/2003 will be audited within three (3) months after the Closing Date.

2.4.      The Seller shall deliver on the Closing Date all share certificates representing the shares transferred duly endorsed in blank together with any talons and dividend coupons against payment of the cash portion of the consideration.

3.              The interim between the Letter of Intent Date and the Date of agreement

3.1.      The Seller represents and warrants that, since the Letter of Intent Date (January 23rd, 2003) and until the Date of Agreement, unless otherwise provided in this Agreement, there has not, with respect to business transactions of the Group Companies, been:

3.1.1.                     any change in the manner of conducting the business of the Group Companies relative to previously applied business principles, nor has there been any entering into agreements and undertakings by the Group Companies other than in the ordinary course of business or on terms and conditions generally applied in the respective company’s field of business,

3.1.2.                     any change in employment compensation, pension and other employment benefits (except for changes caused by normal market conditions in Sweden) with respect to the personnel nor has there been any new employment or any termination of employment,

3.1.3.                     any divestment of, nor investment in any fixed assets,

3.1.4.                     any change in the backlog of orders with respect to terms and conditions, prices and credit risks,

3.1.5.                     any indebtedness (except ordinary credits from suppliers) incurred by the Group Companies either directly by way of loans or other credits, or indirectly by way of guarantee or pledge,

3.1.6.                     any payment of dividend or any similar distribution of funds or assets,

3.1.7.                     any payment of (or decision regarding) any group contribution (“koncernbidrag”).

4.              The interim between the Date of Agreement and the Closing Date

4.1.      During the period from the Date of Agreement and until the Closing Date, the Seller shall take any necessary steps to cause the management of the Group to consult with the Buyer’s representatives prior to all material business decisions outside ordinary course of business and to ensure that the Group’s business activities will be carried out in accordance with pre-

viously applied business principles.  The Buyer shall have unlimited rights to investigate and control the Seller’s compliance with the provisions of this paragraph.

4.2.      Prior approval from the Buyer’s representative shall be required with respect to any of the following matters:

4.2.1.                     payment of dividend or similar distribution of funds or assets,

4.2.2.                     payment of group contribution (“koncernbidrag”),

4.2.3.                     new employment or termination of employment of personnel,

4.2.4.                     entering into any pension commitments,

4.2.5.                     sale of any fixed asset having a market value in excess of SEK 40,000,

4.2.6.                     acquisition of any single fixed asset having a value in excess of SEK 40,000,

4.2.7.                     entering into or amendment of any credit commitment (other than ordinary supplier’s credits),

4.2.8.                     the granting of any credit (other than ordinary customer credits) or entering into guarantee commitments or the furnishing of any other security,

4.2.9.                     entering into, or amendment of any long-term or substantial agreement, any agreement with the Seller or any person or entity related to or associated with the Seller or entering into any other agreement outside the ordinary course of business,

4.2.10.               change of prices or rebates outside the ordinary course of business.

5.              Directors and auditors

5.1.      Immediately upon the Closing Date, the Seller shall cause extraordinary shareholders’ meetings of the Group Companies to be held for purposes of electing new directors and auditors.

5.2.      The Seller covenants that the present directors and auditors may be removed from their positions without any claim for compensation or remuneration, and that these directors will not exercise their formal authority to represent the company.

5.3.      The Buyer covenants that the next ordinary shareholders’ meetings of the Group Companies will pass the necessary resolutions whereby the present directors will be discharged from liability with respect to their administration of the respective Group Company’s affairs, provided, however, that the company’s auditors will approve such discharge from liability.

5.4.      The Seller agrees to cause general powers of attorney to be duly and validly issued as per the Closing Date in favor of persons appointed by the Buyer, which individuals shall have unlimited authority to represent the Group Companies in all matters until the new Board of Directors has been officially registered with the Swedish registration authority (sw: Patentoch Registreringsverket).

6.              Closing Balance Sheet

6.1.      As of the Closing Date a balance sheet and a profit and loss account for the twelve (12) months then ended, (hereinafter jointly referred to as the “Closing Balance Sheet”) shall be prepared in accordance with the same accounting principles, which have been applied in preparation of the balance sheet and the profit and loss account as of the Balance Sheet Date. As a part of the preparation of the Closing Balance Sheet a complete physical inventory of stock and other assets of the Group shall thereby, at the Closing Date, jointly be performed by the Buyer and Seller.

6.2.      The Closing Balance Sheet shall be prepared jointly by the Buyer and the Seller and in con-

sultation with the Group’s present auditors and the auditors to be appointed.

6.3.      Total equity of the Company shall be minimum SEK 10,076,000 as per Closing Date. The Buyer shall be compensated for any decrease, if the total equity is below said amount as of Closing Date.

Total equity is defined as equity plus seventy-two (72) percent of untaxed reserves as per the Balance Sheet Date plus seventy-two (72) percent of profit before tax as of Closing Date. Profit before tax shall, as of Closing Date, be minimum SEK 2,200,000.

Compensation to the Buyer shall be made by one (1) SEK for each one (1) SEK.

7.              Valuation

7.1.      In case of disagreement between the parties regarding any question in connection with the Closing Balance Sheet, any such unresolved question shall be submitted for final determination by two authorised public accountants of which, each party shall appoint one. Should the auditors so appointed not be able to submit within sixty (60) days from the Closing Date a joint written opinion, any such unresolved question shall, at the request of one of the parties, within ninety (90) days from the Closing Date, with binding effect for them, be finally resolved by one authorised public accountant appointed by the Stockholm Chamber of Commence, Stockholm, Sweden. The accountant thus appointed shall give his opinion in writing.

7.2.      If a party does not appoint an auditor in accordance with the above and within the time limits mentioned above, he is automatically bound by the decision made by the other party’s appointed auditor.

7.3.      Each party shall bear its own costs for his appointed auditor. The parties will in equal parts share the costs for the authorised public accountant in case such accountant is appointed.

8.              Information about the Group

8.1.      The information concerning the Group upon which the Buyer has relied in concluding this

Agreement is contained in the following documentation in addition to other documents and information disclosed hereunder:

8.1.1.                     Audited annual accounts for the years 97/98, 98/99, 99/00 and 00/01, in addition to the audited accounts as per the Balance Sheet Date, as attached hereto, Exhibit 4,

8.1.2.                     budgets and forecasts provided by the Seller, Exhibit 5, provided always that the Seller has not represented or warranted any results or developments of the Company’s business for the future beyond the Closing Date,

8.1.3.                     articles of association and certificates of registration, Exhibit 6,

8.1.4.                     a schedule of employees including information regarding salaries and other employment benefits and employment contracts for key employees and labour union contracts as per the Date of Agreement Exhibit 7,

8.1.5.                     a schedule of long-term agreements including license-, distributor-and royalty agreements Exhibit 8,

8.1.6.                     a schedule of the Group Companies’ intangible assets Exhibit 9,

8.1.7.                     a fixed assets register Exhibit 10,

8.1.8.                     a stock list as of February 28, 2003, Exhibit 11, which indicates the turnover rate and the principles for valuation and applied principles for write-off due to obsolescence,

8.1.9.                     a schedule of confirmed orders Exhibit 12,

8.1.10.               a schedule of firm offers Exhibit 13,

8.1.11.               a schedule of the accounting principles applied within the Group Exhibit 14,

8.1.12.               price lists, including applicable rebates Exhibit 15,

8.1.13.               general conditions Exhibit 16,

8.1.14.               a schedule of insurances Exhibit 17,

8.2.      The Seller represents and warrants that the information furnished by the Seller and the Group Companies is in all material aspects correct and that the documents and information mentioned herein contain all materially relevant information regarding the Group and its business activities, thus materially completely and correctly reflecting the Group Companies’ financial position and results.

9.              The company’s shares; warranty

9.1.1.                     The Company’s total paid up share capital is SEK 1,500,000 represented by 15,000 shares.

9.2.      The Seller represents and warrants that:

9.2.1.                     the said shares constitute all issued and outstanding shares of the Company, for which payment in full has been made,

9.2.2.                     the said shares are owned by the Seller free and clear of all liens, claims, options, pre-emption rights, charges or other encumbrances,

9.2.3.                     all the shares of the Company are of the same class with respect to the rights vested therein,

9.2.4.                     no resolutions have been made regarding issue of (i) new shares, (ii) convertible debt instruments, (iii) debt instruments with a right of option to subscribe to new shares or (iv) participating debt instruments.

10.       Balance sheets and accounts; warranty

10.1.                                                The Seller represents and warrants that:

10.1.1.               the accounts of the Group including annual reports and balance sheets presented to the Buyer are in all respects in compliance with, and have been prepared in accordance with law and generally accepted accounting principles in Sweden, and present a true and fair view of the financial position of the Group as of their respective dates,

10.1.2.               the Group’s accounting principles have been consistently applied since fiscal year 1997/1998,

10.1.3.               the Balance Sheet as presented to the Buyer is in all respects in compliance with law and generally accepted accounting principles in Sweden and includes all of the Group Companies’ assets, liabilities, pledges, guarantees and other undertakings. The Buyer is aware that the Company’s intellectual property rights are not reflected in the Balance Sheet.

10.1.4.               the shareholders contribution given by the Seller to the Company shall at no cost for the Company and/or Buyer be certified as “non-conditional” by the seller, Exhibit 18.

11.       The group companies’ assets; warranty

11.1.                                                The Seller represents and warrants that:

11.1.1.               unless otherwise stated herein, the Group Companies has legal title to all assets described herein as being the property of the respective Group Company, and that such legal title is unrestricted and includes full right of disposition and that any such property is free of any lien, charge or other encumbrance,

11.1.2.               the receivables reported in the Group’s accounts as of the Closing Date have been collected or will be collected at book value within normal trade terms, however, maximum within 3 month from the Closing Date,

11.1.3.               the Group Companies stock as of Closing Date has been valuated in accordance with the principles mentioned in the stock list Exhibit 19, including the therein mentioned allowance for obsolescence,

11.1.4.               the Group Companies have not failed to maintain, service and repair their assets and that all material assets, whether owned by the Group Companies or not, are in good and functional condition,

11.1.5.               the Group Companies industrial and intellectual property rights listed in Exhibit 20 do not infringe any right belonging to a third party, that they have been duly maintained and monitored, that, to the best of the Company’s knowledge, any material infringement by a third party of any of these rights has not occurred without the Company taking commercially justified defensive action against the infringements and that the Group Companies trade secrets have been properly protected against access and use by unauthorized third parties.

12.       Personnel; warranty

12.1.                                                The Seller represents and warrants that:

12.1.1.               all employees of the Group as of the Date of Agreement have been listed in Exhibit 21 and that no salary, pension or other employment benefits have been granted to such employees on terms and conditions which are more favourable than those indicated in the said exhibit, except for changes guided by general market conditions in Sweden,

12.1.2.               all previously employed personnel which as of the Date of Agreement are entitled to receive pension benefits have been listed in Exhibit 22 and that such personnel has not been granted pension benefits on terms more favourable than those indicated in the said exhibit,

12.1.3.               no claim for compensation except as expressly provided herein will be or is likely to be raised against any Group Company from any person now or previously employed or from any trade union of which such employee is or has been a member,

12.1.4.               no employee of the Company has been or will be offered employment (or assignment as a consultant) by the Seller or any enterprise controlled by the Seller for a period of 3 years after the Closing Date.

12.1.5.               The Seller agree that they will use their best efforts to encourage their members and related trade partners to continue to use products and services of NCS.

13.       Agreements and undertakings; warranty

13.1.                                                The Seller represents and warrants that:

13.1.1.               the Group Companies are not bound by any agreement or undertaking (including firm offers) other than those listed in Exhibit 23 except offers related to ordinary course of business, and that any such agreement and undertaking in all respects completely and correctly reflect valid rights and obligations of the respective Company and that the respective Group Company and the respective counter party have fulfilled and, prior to the Closing Date, will fulfil all their obligations under any such agreement and undertaking,

13.1.2.               the Group Companies are not bound by any agreement or undertaking which is not made in the ordinary course of business or which has not been made on market conditions or terms customary in the trade and which is not disclosed in said Exhibit,

13.1.3.               the Group Companies are not and have not been partners in partnerships or limited partnerships,

13.1.4.               the Group Companies have not entered into any agreement or executed any undertaking or commitment (including firm offers) to the benefit of any related or affiliated company or individual except as expressly mentioned in the said Exhibit.

14.       Backlog of orders and outstanding offers; warranty

14.1.                                               The Seller represents and warrants that the Group Companies’ backlog of orders and outstanding offers:

14.1.1.               include orders and offers containing prices and other terms and conditions which do not deviate from the principles which were applied by the respective Group Company prior to the Balance Sheet Date,

14.1.2.               concern customers whose good credit standing has been thoroughly examined and accepted and that the respective Group Company in making any such judgement has not deviated from principles applied prior to the Balance Sheet Date,

14.1.3.               include orders and offers with a calculated contribution margin which in each case has been calculated according to the ordinary methods previously used within the Group.

15.       The activities of the Group Companies; warranty

15.1.                                                The Seller represents and warrants that:

15.1.1.               the Group Companies have obtained all necessary permits from authorities to carry out their activities and that all such activities always have been in accordance with applicable laws and regulations,

15.1.2.               no material objections as of the Closing Date have been made or will be made against any Group Company with respect to works and premises, machinery and other assets,

and that the Seller as of the Date of Agreement has no reason to believe that any such objections will be directed against any Group Company after the Closing Date,

15.1.3.               the activities of the Group Companies are in no material respect in conflict with rights of third parties according to law or contract,

15.1.4.               no other circumstance or event has occurred or may reasonably be expected to occur which implies or could imply any material limitation or material restriction in the conduct of the Group Companies’ activities.

16.       Taxes and charges; warranty

16.1.                                                The Seller represents and warrants that:

16.1.1.               all necessary cost reservations for taxes, fees and other public charges have been made in the accounts as of the Balance sheet Date,

16.1.2.               the Group Companies will not be the subject of additional assessment of taxes, fines or other punitive charges which are attributable to business transactions prior to the Closing Date,

16.1.3.               the Group Companies currently have fully paid and will, prior to the Closing Date, make any and all payments for taxes, fees and other public charges as required by laws and regulations.

17.       Warranty provisions; warranty

17.1.                                                The Seller represents and warrants that:

17.1.1.               the Group Companies have not issued any warranties which are not in the ordinary course of business or not normal in the trade and which relate to products which either have been delivered prior to the Closing Date or, as evident from the backlog of orders or offers made as of the Closing Date, will be delivered subsequent thereto,

17.1.2.               the aggregate amount of liability of the Group Companies with respect to such warranties will not exceed 10 per cent of the invoiced value of the related products and that such percentage reflects the provision made in the accounts as per the Closing Date with respect to liability under warranties.

18.       Insurance; warranty

18.1.                                                The Seller represents and warrants that:

18.1.1.               any and all assets of the Group Companies are adequately insured against fire, damage and loss,

18.1.2.               the Group Companies maintain normal liability insurance and product liability insurance,

18.1.3.               the Group Companies maintain normal insurance against operational interruption,

18.1.4.               the insurance policies under sub-sections 18.1.1 – 18.1.3 above have been validly in effect since the Balance Sheet Date and that such policies will be in full force and effect at least one month after the Closing Date.

18.2.                                                The Seller also represents and warrants that:

18.2.1.               the assets of the Group Companies during the time between the Balance Sheet Date and the Closing Date have not diminished and will not diminish in value due to fire, theft, damage, flooding or any other unexpected event, which is not completely covered by insurance,

18.2.2.               neither the Group Companies nor anyone for whom the Group Companies are responsible has during the time between the Balance Sheet Date and the Closing Date committed and will not commit any act or omission, which subjects any of the Group Companies to tort liability and which is not covered by liability or product liability insurance,

18.2.3.               the value of the Group during the time between the Balance Sheet Date and the Closing Date has not diminished and will not diminish as a result of an event entailing that the business activities of any Group Company cannot be conducted to an ordinary extent and which are not covered by valid insurance against the risk of operational interruption.

19.       Litigation; warranty

19.1.                                                The Seller represents and warrants that the Group Companies are not involved in any litigation, arbitration proceedings or any other dispute which may result in liability or costs and that no such litigation, arbitration or dispute will arise by reason of any event or circumstance which is attributable to the period prior to the Closing Date unless as disclosed hereunder.  A complete list of all outstanding litigation, arbitration or disputes is listed in Exhibit 24.

20.       Documentation and registration; warranty

20.1.                                                The Seller represents and warrants that as of the Closing Date all documentation concerning the Group Companies, such as share register, minutes of meetings of the Board of Directors and the shareholders, contracts, undertakings, Government permits, books and accounts, etc., will be in the possession and safe custody of the respective Group Company and freely available to the Buyer and that all prescribed registrations, notices and applications have been made and that all required approvals have been obtained.

21.       Indemnity

21.1.                                                In the event that any representation or warranty by the Seller, expressly provided for in this Agreement, shall be inaccurate in any material respect the discrepancy shall be de-

ducted from the consideration by one (1) SEK for each one (1) SEK of the discrepancy amount, provided always that the Buyer’s right to be indemnified/to be compensated shall be subject to (i) that the aggregated discrepancy amount is exceeding one (1) percent of the total assets of the Company on the Closing Date (ii) that any and all obligations or liability on part of the Seller to indemnify and/or pay compensation to the Buyer in connection with this Agreement is effectively limited to an aggregated total maximum amount of SEK 15,000,000.

21.2.                                                Interest on the amount of compensation shall be payable at a rate which by 4 percentage units exceeds the reference rate under the Swedish Interest Act from the Closing Date until payment is made through set-off against outstanding purchase money or otherwise.

22.       No Other remedies

22.1.                                                The remedy of indemnity/ compensation provided for under Article 21 above is the sole remedy available to the Buyer subsequent to the consummation of the Agreement on the Closing Date.  Thus, the Buyer shall, e.g., have no right to any further compensation or to rescind the Agreement.  It is explicitly agreed that the Buyer waives any and all other remedies available to the Seller pursuant to the Swedish Sale of Goods Act or any other statutory or otherwise granted non-mandatory rights to remedies under Swedish law.

23.       Notice of claims and time limit

23.1.                                                  Any claims against the Seller other than related to taxes or environmental issues shall be communicated to the Seller in writing within twelve (12) months from the Closing Date.  Any such claims subsequent to said date, shall be null and void, subject to Sub-section 23.2 below.  However, claims related to taxes or environmental issues may be communicated to the Seller in writing within six months from the final decision by the relevant court or authority in such matters and in no case later than three (3) years from the Closing Date.  Any claims shall be communicated to the Seller as soon as the Buyer has or should have justified reason to believe that a claim may be forwarded.

The time limit for claims set out in sub-section 23.1 above shall not apply in case the Seller has committed acts or omissions in gross negligence or acts contrary to good faith and fair dealing as defined pursuant to section 33 of the Swedish Contracts Act.

24.       Security furnished by the Seller

24.1.                                               The Buyer agrees to cause any guarantee and other security, which the Seller has furnished in favour of any Group Company with respect to its liabilities, to be released no later than November 30, 2003.  In the event that such release has not been effectively made within the said time limit, this Agreement and the sale of shares contemplated thereby shall, at the request of the Seller be forthwith avoided and all transactions hereunder be reversed.

25.       Non-competition

25.1.                                               The Seller undertakes, during a period equal to the Seller’s rights under Article 37.3 below, not to carry out or further or support any activity which in any way may compete with activities which are presently carried out by the Company (NCS, Colour School) and including the addition of the Buyer’s present activities into the Company.

26.       Secrecy

26.1.                                               Each party undertakes not to make any unauthorized disclosure of any confidential information regarding the other party, Group Company or its activities.  Each party ensures that his employees, consultants, financial institutions, present and/or future investors, and directors of the board will be bound by a corresponding secrecy undertaking.

26.2.                                               “Confidential information” shall mean any information, technical, commercial or of any other kind, whether written or oral, with the exception of

a)                                      information which has been published, is publicly known, or which will under any law or action be brought to the public knowledge without any fault made by the party receiving the information;

b)                                     information, shown to be known to a party before receipt thereof from the other party; and information, received from a third party or which will be received from a third party without restraints as to the use thereof;

c)                                      information which is independently developed for a party by personnel or agents having no access to confidential information of the other party.

26.3.                                               Also non-intentional or non-negligent acts or omissions shall be considered as breaches of contract under this secrecy clause.

27.       Press release

27.1.                                               The parties agree that a special press release shall be worked out jointly and be released within five (5) days after the Date of Agreement.

27.2.                                               The employees of the Group shall, however, be informed about the contents of this Agreement immediately upon its execution.

27.3.                                               The Buyer may make required disclosures required by securities laws applicable to it.

28.       The Swedish Democracy at Work Act

28.1.                                               The Seller and the Buyer represent that they have fulfilled their respective information and negotiation obligations under the Democracy at Work Act (SFS 1976:580).

29.       Conditions precedent

29.1.                                               The validity of this agreement is subject to the following conditions precedent:

a)              the completion, to the satisfaction of the Buyer, of the Due Diligence review of the Group Companies no later than May 15th, 2003,

b)             the approval of the Seller’s and the Buyers respective Board of Directors, and to the extent necessary by law, the approval of the Seller’s and Buyer’s members and shareholders; no later than May 15, 2003,

c)              the execution and delivery by the Seller, their affiliates or associates of such documents and agreements as shall be reasonably requested by the Buyer (in its sole discretion after satisfactory completion of it’s due diligence) relating to the sale or assignment of intellectual property and other assets relating to the Group Companies business,

d)             the obtaining of any and all regulatory approvals (or similar) applicable to the transaction.  The parties shall jointly make their best efforts to obtain such permits and approvals.

29.2.                                               In the event that the required permits and approvals have not been obtained prior to Closing Date, this Agreement shall be deemed null and void and any and all transactions contemplated herein shall be reversed.

30.       Governing law

30.1.                                               This Agreement shall be construed in accordance with and be governed by the substantive laws of Sweden, with exception of its conflict of laws principles.

31.       Notices and language

31.1.                                               Notices and other communications shall be in the English language and deemed to be valid and effective if sent by courier or registered letter to the addresses of the parties stated in the Preamble to this Agreement or to other addresses supplied at a later date.

31.2.                                               The communications will be considered as having reached the addressee:

31.2.1.               If sent by courier; on delivery.

31.2.2.               If sent by registered letter; 8 days after the date of mailing.

31.3.                                                Changes of address are to be notified as set out in this provision.

32.       Headings

32.1.                                               The division of this Agreement into separate articles and the insertion of headings shall not affect the interpretation of this Agreement.

33.       Amendments

33.1.                                               Only those amendments and additions to this Agreement that are made in writing and signed by the parties are valid.

34.       Entire agreement

34.1.                                               The Agreement and its appendices constitute the entire agreement between the parties on all issues to which the Agreement relates. Those issues that have not been expressly dealt with under the terms of the Agreement are to be decided with reference to the intentions upon which the Agreement is based.

34.2.                                               The contents of this Agreement and its appendices, exhibits and schedules constitute the entire agreement of the parties and supersede all previous written or oral commitments and undertakings. However, the secrecy undertaking under the Letter of Intent between the Parties as per January 23rd, 2003 shall prevail if this Agreement is deemed invalid pursuant to Article 29 above or is otherwise not consummated, executed or fulfilled.

35.       Severability

35.1.                                               If any provision of this Agreement or part thereof shall to any extent be or become invalid or unenforceable, the parties shall agree upon any necessary and reasonable adjustment of the Agreement in order to secure the vital interests of the parties and the main objectives prevailing at the time of execution of the Agreement. Failing an agreement between the parties on adjustments of the Agreement, arbitrators in accordance with the provisions of the arbitration clause shall make such adjustments in this Agreement.

36.       Disputes

36.1.                                               Any dispute, controversy or claim arising out of or in connection with this Agreement or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce.

The rules for Expedited Arbitrations of the arbitration institute of the Stockholm Chamber of Commerce shall apply, unless the SCC institute, taking into account the complexity of the case, the amount in dispute and other circumstances, determines, in its discretion that the rules of the SCC institute shall apply. In the latter case, the SCC institute shall also decide whether the arbitral tribunal shall be composed of one or three arbitrators.

36.2.                                               The place of arbitration shall be Stockholm, Sweden.

36.3.                                               The language(s) to be used in the arbitral proceedings shall be English.

37.       Condition subsequent and post completion covenant

37.1.                                               The Buyer shall procure that NCS is maintained for the Swedish market.

37.2.                                               In case NCS would not be maintained for the Swedish market the Buyer shall procure the full and effective transfer upon the Seller of all rights to the use of the

NCS (including a non exclusive license to use NCS) in order to enable the Seller the use of NCS within Sweden.

37.3.                                               The Sellers right under sub-section 37.2 above shall be valid for a period of ten (10) years after the Closing Date.

This Agreement has been executed in three (3) copies of which the Buyer has taken two and the Seller has taken one.

Stockholm April 9, 2003

Authorised signatory on behalf of Målaremästarnas Riksförening	Authorised signatory on behalf of Starberrys Corporation

/s/ Per Sturesson	/s/ Hans Näsholm
Per Sturesson	Hans Näsholm
Chairman of the Board	Member Board of Directors

/s/ Arne Jakobsson	/s/ John H Goodwin
Arne Jakobsson	John H Goodwin
Managing Director	President and Chairman of the Board

ESCROW AGREEMENT

MADE THIS 9th day of April, 2003, by and between

(1)                                  MÅLAREMÄSTARNAS RIKSFÖRENING (hereinafter referred to as “MRF”), with the registration number 802002-3886, an interest organization incorporated under the laws of Sweden with its office located in Skeppsbron 40, Box 16 286, 103 25 Stockholm, Sweden; and

(2)                                  STARBERRYS CORPORATION (hereinafter referred to as “STARBERRYS”), a company incorporated under the laws of Nevada, USA with its head office located at Suite 21, 2236 Folkestone Way, West Vancouver B.C. Canada V7S 2X7, Vancouver, Canada, or any of its assignees.

The parties are jointly referred to as “the Parties”.

RECITALS

A.                                   The Parties have on this day entered into an Agreement on the Sale and Purchase of Shares (“SPA”) according to which STARBERRYS acquires the outstanding shares in Skandinaviska Färginstitutet AB, reg No. 556045-5288 (“the Company”).

B.                                     It follows from the SPA that STARBERRYS shall deposit money in an escrow account and that the amounts deposited shall be released to MRF on certain agreed conditions.

NOW THEREFORE, the Parties agree as follows:

1.                                                              DEPOSITION OF MONEY IN ESCROW

1.1.                                                      Subject to the terms and conditions of the SPA STARBERRYS shall on or before June 30th, 2003 cause the deposition of SEK 3,500,000 (three million five hundred

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thousand) to an joint bank account administrated by Karlerö & Co Advokatbyrå HB (“Karlerö”) in the name of both of the Parties (first deposition).

1.2.                                                      Subject to the terms and conditions of the SPA STARBERRYS shall on or before August 31st, 2003 cause the further deposition of SEK 8,750,000 (eight million seven hundred and fifty thousand) to the same joint bank account administrated with Karlerö in the name of both of the Parties (second deposition).

1.3                                                         Karlerö shall confirm in writing to each of the Parties if and when the depositions are made.

2.                                                              EXPENSES

The parties shall carry any expenses and costs in connection with the deposition in escrow jointly and severally towards Karlerö and in equal parts as between the Parties.

3.                                                              RELEASE OF DEPOSITED AMOUNTS

The Parties hereby jointly instructs Karlerö to release, at one or several occasions, any part of and/or all of the deposited amounts (first and second depositions) under this Escrow Agreement to either of the Parties or to a third party

(i)                                                             either at the joint request in writing of the Parties,

(ii)                                                          or at the request of one of the parties, provided that the accuracy of such request is proved by a final and binding arbitral award or, as the case may be, a final and binding court judgement or decision.

4                                                                 GOVERNING LAW AND ARBITRATION

4.1                                                         This Agreement shall be construed in accordance with and be governed by the substantive laws of Sweden, with the exception of its conflict of laws principles.

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4.2                                                         Any dispute, controversy or claim arising out of or in connection with this Agreement or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce.

The rules for Expedited Arbitrations of the arbitration institute of the Stockholm Chamber of Commerce shall apply, unless the SCC institute, taking into account the complexity of the case, the amount in dispute and other circumstances, determines, in its discretion that the rules of the SCC institute shall apply.  In the latter case, the SCC institute shall also decide whether the arbitral tribunal shall be composed of one or three arbitrators.

The place of arbitration shall be Stockholm, Sweden.

The language(s) to be used in the arbitral proceedings shall be English.

This Agreement has been executed in three (3) copies of which the parties have taken one each.

Stockholm April 9, 2003

Authorised signatory on behalf of Målaremästarnas Riksförening	Authorised signatory on behalf of Starberrys Corporation

/s/ Per Sturesson	/s/ Hans Näsholm
Per Sturesson	Hans Näsholm
Chairman of the Board	Member Board of Directors

/s/ Arne Jakobsson	/s/ John H Goodwin
Arne Jakobsson	John H Goodwin
Managing Director	President and Chairman of the Board

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We, the undersigned Company, hereby acknowledge the receipt of one copy of above Agreement.  We confirm that we are aware of its content and undertake to fulfil the obligations of Karlerö pursuant to the Agreement.

Signed this 9th day of April, 2003

Karlerö & Co Advokatbyrå HB

/s/ [ILLEGIBLE]

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